AB 2/28

08026258

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2008

Washington, DC
112

SEC FILE NUMBER
8- 33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Equity Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St.
(No. and Street)

Bolton (City) MA. (State) 01740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes (978) 779-5361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & DerAnanian, LLC.
(Name – *if individual, state last, first, middle name*)

319 Littleton Road (Address) Westford (City) MA. (State) 01886 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WT 3/2A

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Equity Services Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

SCOTT P. AUBREY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 13, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA EQUITY SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

INDEX

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of DELTA EQUITY SERVICES CORPORATION, as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and comprehensive income, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELTA EQUITY SERVICES CORPORATION as of December 31, 2007 and 2006, and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors' Report - continued

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 12, 2008

DELTA EQUITY SERVICES CORPORATION

BALANCE SHEETS
As of December 31, 2007 and 2006

	2007	2006
Assets:		
Current Assets:		
Cash and cash equivalents	$ 1,080,347	$ 1,553,734
Receivables from clearing brokers	61,213	50,000
Receivables from others	29,468	26,367
Deferred charges	6,957	1,498
Total Current Assets	1,177,985	1,631,599
Fixed assets, net	13,454	11,757
Cash - deposit	112,196	107,504
Other investments	445,410	828,369
Total Assets	$ 1,749,045	$ 2,579,229
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 263,769	$ 952,921
Accounts payable - related party	6,487	1,247
Commissions payable - registered representatives	618,156	938,915
Deferred revenue	5,841	0
Commissions payable - related party	5,869	14,343
Accrued income taxes	0	30,000
Total Current Liabilities	900,122	1,937,426
Liabilities subordinated to claims of general creditors	0	72,000
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding at December 31, 2007	4,820	4,820
Retained earnings	569,243	458,423
Accumulated Other Comprehensive Income:		
Unrealized gain on securities	274,860	106,560
Total Stockholder's Equity	848,923	569,803
Total Liabilities and Stockholder's Equity	$ 1,749,045	$ 2,579,229

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 15,145,869	$ 13,478,292
Other	39,715	33,478
	15,185,584	13,511,770
Expenses:		
Commissions and clearing costs	11,123,724	10,249,634
Commissions - related parties	94,888	88,162
	11,218,612	10,337,796
Other operating expenses	996,638	1,029,134
Other operating expenses - related party	2,523,683	1,735,166
	3,520,321	2,764,300
Communications	127,289	111,972
Occupancy - related party	110,000	102,000
Occupancy and equipment rental	9,789	8,925
Depreciation	7,854	9,376
Interest	10,839	12,919
	265,771	245,192
Income before income taxes	180,880	164,482
Provision for income taxes	70,060	66,916
Net Income	$ 110,820	$ 97,566

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2007 and 2006

	Common Stock Number of Shares	Common Stock Issued Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, December 31, 2005	796	$ 4,820	$ 360,857	$ 0	$ 365,677
Net Income			97,566		97,566
Unrealized gain on securities				106,560	106,560
Balance, December 31, 2006	796	4,820	458,423	106,560	569,803
Net Income			110,820		110,820
Unrealized gain on securities				168,300	168,300
Balance, December 31, 2007	796	$ 4,820	$ 569,243	$ 274,860	$ 848,923

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Subordinated liabilities at January 1,	$ 72,000	$ 170,000
Increases:		
Capitalization of interest on note	12,000	12,000
Decreases:		
Repayments on note	(84,000)	(110,000)
Subordinated liabilities at December 31,	$ 0	$ 72,000

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

		2007		2006
Cash Flows from Operating Activities:				
Net Income	$	110,820	$	97,566
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:				
Depreciation		7,854		9,376
Interest accrued on subordinated liability		12,000		12,000
(Increase) decrease in investments		551,259		(551,259)
(Increase) decrease in accounts receivable		(14,314)		(17,810)
(Increase) decrease in refundable income taxes		0		1,000
(Increase) decrease in deferred charges		(5,459)		4,605
(Increase) decrease in cash - deposit		(4,692)		(4,277)
Increase (decrease) in deferred revenue		5,841		0
Increase (decrease) in accounts payable and accrued expenses		(1,043,146)		1,141,314
Net Cash Provided (Used) by Operations		(379,837)		692,515
Cash Flows from Investing Activities:				
Purchase of fixed assets		(9,550)		(3,746)
Exercise of warrants		0		(72,000)
Net Cash Used by Investing Activities		(9,550)		(75,746)
Cash Flows from Financing Activities:				
Repayment of subordinated liability		(84,000)		(110,000)
Net Increase (Decrease) in Cash and Cash Equivalents		(473,387)		506,769
Cash and cash equivalents - January 1,		1,553,734		1,046,965
Cash and cash equivalents - December 31,	$	1,080,347	$	1,553,734
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	14,839	$	110,919
Income taxes paid	$	100,060	$	63,679

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Delta Equity Services Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered representatives. The Company, through its registered representatives, offers services in stocks, bonds, mutual funds, and other securities to retail clients. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority (FINRA, formerly the National Association of Securities Dealers, Inc.).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank. At times during the years ended December 31, 2007 and 2006, balances on deposit exceeded Federal Deposit Insurance Corporation insured limits.

Management Fees
The Company pays monthly management fees to Andover Capital Corporation, a related corporation wholly-owned by Raymond L. Grenier, the president and sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 7). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Andover Capital Corporation in connection with the Company's broker and dealer business, shall include 100% of the Company's first $50,000 in pre-tax profits, 50% of its pre-tax profits below $400,000, and 25% of any pre-tax profits over $400,000.

Note 1. Summary of Significant Accounting Policies - continued

Allowance for Doubtful Accounts
Management believes that accounts receivable are fully collectible; thus, an allowance for potentially doubtful accounts was not considered necessary at December 31, 2007 or 2006.

Income Taxes
In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company computes its future income tax payments, using current tax rates, on temporary differences resulting from the different periods in which events are recognized in the financial statements and in the income tax returns. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when tax rates or other provisions of the income tax laws change. The Company provides for income taxes based upon pre-tax earnings at applicable federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2007 and 2006.

Depreciation
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2007, and at December 31, 2006, were comprised entirely of computer and office equipment with estimated useful lives of three years (See Fixed Assets, Note 3).

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

Note 2. Cash - Deposit

This account represents security deposits required by its clearing brokerage firm. Interest earned on such deposits can be drawn upon by the Company.

Note 3. Fixed Assets

The Company's fixed assets consisted of:

	2007	2006
Computer and office equipment	$ 58,618	$ 49,067
Less accumulated depreciation	(45,164)	(37,310)
Fixed assets, net	$ 13,454	$ 11,757

Depreciation expense for the years ended December 31, 2007 and 2006 was $7,854 and $9,376, respectively.

Note 4. Other Investments

At December 31, 2007 and 2006, the Company's other investments were comprised of equity securities classified as available for sale. Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the balance sheet. Realized gains and losses of available for sale securities are determined using the specific identification method and are included in earnings.

At December 31, 2006, the Company had positions in certain securities resulting from unsettled sales to customers. The securities, included in the 2006 financial statements at their fair value of $551,259, were traded on December 29, 2006 but did not settle until January 2, 2007.

The Company also held positions in securities made available to the Company in a private placement offering made by the National Association of Securities Dealers, Inc. (now FINRA) to its member firms.

Note 4. Other Investments – continued

At December 31, 2007 and 2006, these holdings included the following:

	2007	2006
4,500 shares of common stock of The NASDAQ Stock Market, Inc. (NDAQ) purchased in June 2006, at cost of $72,000, including cost of exercised warrants of $15,525	$ 87,525	$ 87,525
4,500 shares of common stock of The NASDAQ Stock Market, Inc. purchased in June 2005, at cost of $67,500, including cost of exercised warrants of $15,525	83,025	83,025
	170,550	170,550
Unrealized gain on securities	274,860	106,560
Fair Market Value of NDAQ	$ 445,410	$ 277,110

Note 5. Liabilities Subordinated To Claims of General Creditors

The outstanding balances on borrowings under a subordination agreement between Raymond L. Grenier and the Company, dated December 26, 1995 (payable with interest, at an interest rate of 17.2% per annum), at December 31, 2007 and 2006 were $0 and $ 72,000, respectively. Repayments of the liability, as shown on Page 6 of these financial statements, were $84,000 and $110,000 during 2007 and 2006, respectively.

The above subordinated liability was covered by an agreement approved by the National Association of Securities Dealers, Inc. and was therefore available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2007 and at December 31, 2006, had net capital of $672,510 and $439,756, respectively, which was $612,502 and $310,594, respectively, in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 7. Related Party Transactions

The Company incurred approximately $95,000 and $88,000 in commission expenses during 2007 and 2006, respectively, to Raymond L. Grenier, a related party.

In addition, the Company shares facilities, equipment, and operational resources with Andover Capital Corporation, a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled approximately $2,500,000 and $1,719,000 for the years ended December 31, 2007 and 2006, respectively.

The Company also provides services to, and receives services from, Bolton Securities Corporation (Bolton), a related corporation doing business as a registered investment advisor (RIA) under an agreement entered into beginning in April 2006. For the services Bolton provides, the Company pays a fee of $2,000 per month; these fees totaled $24,000 and $16,000 for the years ended December 31, 2007 and 2006, respectively.

For acting as paymaster for Bolton's registered investment advisor agents and for providing accounting, clerical, legal, supervisory and technical support, the Company receives 25% of Bolton's RIA revenue, net of the related commissions. The Company recognized approximately $28,000 under this agreement during the year ended December 31, 2007.

Note 7. Related Party Transactions - continued

The Company leases office space, used as its main headquarters, at 579 Main Street, Bolton, MA, as a tenant-at-will from 579 Main Street Realty Trust, a trust in which a related party has a beneficial interest. Rent expense was $110,000 and $102,000 for the years ended December 31, 2007 and 2006, respectively.

Note 8. Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $24,000,000 at December 31, 2007.

Note 9. Income Taxes

The components of income tax expense, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006
Federal	$ 47,104	$ 45,604
State	22,956	21,312
Total income taxes	$ 70,060	$ 66,916

Note 10. Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces all of its accounts, and clears all customer general securities transactions, through Pershing, LLC.

Note 11. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2007) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 12. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 13. Business Concentrations

The Company had approximately 74 registered representative affiliations during 2007 and approximately 90 during 2006. Six of those registered representatives were responsible for approximately 45% and 43% of the Company's commission volume during the years ended December 31, 2007 and 2006, respectively.

Note 14. Contingencies

During 2007 and 2006, the Company was involved in various claims and lawsuits against the Company, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

COMPUTATION OF NET CAPITAL				
Stockholder's Equity			$	848,923
Less: Non-allowable assets:				
Unsecured accounts receivable	$	29,468		
Fixed assets, net		13,454		
Deferred charges		6,957		
				(49,879)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital				0
Tentative net capital				799,044
Less: Haircuts on Securities				(126,534)
Net Capital			$	672,510
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses			$	270,256
Commissions payable				618,156
Deferred revenue				5,841
Commissions - related party				5,869
Total Aggregate Indebtedness			$	900,122
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum capital requirement			$	60,008
Excess Net Capital			$	612,502
Ratio: Aggregate indebtedness to net capital				1.34

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	672,510
Net audit adjustments		0
Net Capital per above	$	672,510

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of DELTA EQUITY SERVICES CORPORATION for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 12, 2008

END